
March 14, 2012

Via E-mail

Paul T. Jenson, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive
Suite 2800
Chicago, IL 60601

> **Re:** **NTS Mortgage Income Fund**
> **Schedule TO-I**
> **Filed March 6, 2012**
> **File No. 5-56509**

Dear Mr. Jenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. We note that the offeror is offering to purchase all of the outstanding shares of common stock that are not presently owned by affiliates. Further, we note that the purpose of the offer is to substantially reduce the number of shareholders in anticipation of transferring the issuer's remaining assets and liabilities into a liquidating trust. We also note the deadline for your liquidation is April 30, 2012. Please immediately file a Schedule 13E-

   3. Refer to Rule 13e-3(a)(3)(i)(B) and (ii)(A).

2. Please tell us what consideration was given to whether the issuer, Mr. J.D. Nichols, Mr. Brian Lavin, ORIG, LLC, Ocean Ridge Investments, Ltd., and NTS-Corporation are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

4. Please revise to include the financial information required by Item 1010(a) and (b) of Regulation M-A for the offeror, Bluegreen. In this regard, we note that the safe harbor in Instruction 2 to Item 10 of Schedule TO is not available to the offeror. Although the offer consideration consists of cash and the offer is not subject to any financing condition, Bluegreen is not a public reporting company and the offer is a partial offer, rather than an offer for all of the securities.

5. We note that the issuer has not filed any Form 10-Ks or Form 10-Qs since 2008. Please have the issuer file the missing Form 10-Ks and 10-Qs immediately.

6. Please advise as to why the issuer did not seek shareholder approval for the liquidation plan.

7. We note that according to Bluegreen's last Schedule 13D amendment filed on July 24, 2009, Bluegreen owned 707,288 shares or 22.19%. Please advise as to why Bluegreen did not file an amendment to reflect the material increase in ownership. Refer to Rule 13d-2(a) and Question and Answer 104.03 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting section of the Division's Compliance and Disclosure Interpretations.

What Factors were considered in Determining the Offering Price, page iii

8. We note from the disclosure that during the past two years, the offeror continued to acquire shares through open market purchases and privately negotiated purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

9. Please revise to disclose more detailed information about each open market purchase and privately negotiated purchase by the offeror during the past two years. Refer to Items 5 and 11 of Schedule 13E-3 and corresponding Items 1005(a) and 1008(b) of Regulation M-A.

What are the significant conditions to the Offer, page iii

10. We note that Bluegreen will not accept tenders if, as a result of the tender, the stockholder would hold fewer than 100 shares. Please advise as to how the offeror is complying with the all-holders rule in Rule 13e-4(f)(8)(i). One purpose of the all-holders requirement is to assure the fair and equal treatment of all holders of the class of securities that is the subject of a tender offer. Refer to SEC Release 33-6653 (July 11, 1986).

11. We note that you will not be able to purchase the total number of shares being offered and also satisfy the condition in 6(a) that there will be no fewer than 300 holders of record. Please revise to reconcile the discrepancy or advise us. See Exchange Act Section 14(e).

Purchase of Shares; Payment of Purchase Price, page 11

12. We note that you do not expect to begin payment until approximately ten business days after the expiration date of the offer. Please tell us how this payment schedule complies with the requirement to pay promptly under Rule 14e-1(c). See Exchange Act Release 43069 at section II. D. (July 24, 2000).

Certain Conditions of the Offer, page 11

13. We note your disclosure that you may assert the conditions or waive them at any time, and that failure to assert a condition shall not be deemed a waiver of the company's rights. As the offeror, you have the right to waive any listed offer condition. However, if a condition is "triggered," you may not waive the condition by failing to assert it. In our

view, such inaction would be tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Source and Amount of Funds, page 14

14. We note that you state that the offer is for all of the Company's outstanding shares. Please revise to clarify that the offeror is conducting a partial offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/ Peggy Kim

Paul T. Jenson, Esq.
Shefsky & Froelich Ltd.
March 14, 2012
Page 5

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions